Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2022

BEIJING, Oct. 26, 2022 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2022, which is the first quarter of New Oriental’s fiscal year 2023.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2022

•	Total net revenues decreased by 43.1% year over year to US$744.8 million for the first fiscal quarter of 2023.

•	Operating income increased by 140.5% year over year to US$78.0 million for the first fiscal quarter of 2023.

•	Net income attributable to New Oriental increased by 9.0% year over year to US$66.0 million for the first fiscal quarter of 2023.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2023	1Q FY2022(5)	% of change
Net revenues	744,822	1,308,811	-43.1%
Operating income	77,989	32,433	140.5%
Non-GAAP operating income (2)(3)	97,044	75,610	28.3%
Net income attributable to New Oriental	66,002	60,530	9.0%
Non-GAAP net income attributable to New Oriental (2)(3)	83,706	111,229	-24.7%
Net income per ADS attributable to New Oriental—basic	0.39	0.36	8.7%
Net income per ADS attributable to New Oriental—diluted	0.38	0.36	6.8%
Non-GAAP net income per ADS attributable to New Oriental—basic(2)(3)(4)	0.49	0.66	-25.0%
Non-GAAP net income per ADS attributable to New Oriental—diluted(2)(3)(4)	0.48	0.66	-26.1%

(1)

Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

(5)	The key financial results for the first fiscal quarter of 2022 have not been previously released.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2022

•

The total number of schools and learning centers was 706 as of August 31, 2022, a decrease of 38 and 850 compared to 744 as of May 31, 2022 and 1,556 as of August 31, 2021, respectively. The total number of schools was 98 as of August 31, 2022.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are delighted to mark a fresh beginning of our fiscal year 2023 with both solid operational foundation and thriving new business opportunities. Our remaining key businesses continued to see a promising trend. In this fiscal quarter, the overseas test preparation and overseas study consulting businesses increased by approximately 2% and 21% year over year, respectively. Our domestic test preparation business targeting adults and university students increased by approximately 2% year over year. Simultaneously, various new business initiatives that we embarked on since the second half of fiscal year 2022 achieved positive results. The non-academic tutoring business was rolled out in over 60 cities, with 297,000 enrollments in this fiscal quarter, while the intelligent learning system and devices were adopted in around 60 cities, with 131,000 active paid users in this fiscal quarter. The encouraging performance, improving customer retention and positive customer feedback manifest our path towards a positive direction. We are delighted to see these businesses are generating revenue and we are confident that these businesses will make meaningful contribution to the Company’s revenue in this fiscal year.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “By the end of this fiscal quarter, the total number of schools and learning centers was reduced to 706. We focus more strategically on business opportunities in the major markets of higher-tier cities, and proactively leverage our existing infrastructure and education resources for both the remaining key businesses and new educational initiatives across cities. The continued investment in maintaining our online-merge-offline teaching system provides flexibility and high teaching quality to our customers amid the pandemic. Koolearn.com, our online education platform, further expands its online educational offerings to adults and university students. It is also very encouraging to see that DONG FANG ZHEN XUAN(东方甄选), Koolearn’s new e-commerce business featuring the sale of agricultural and other products, has continued to experience a rapid growth in the number of subscribers and customers and received overwhelming responses.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “We are pleased to have achieved turnaround in profitability this quarter upon the restructuring throughout the last fiscal year. Our Non-GAAP operating margin for the quarter was 13.0% and Non-GAAP net margin for the quarter was 11.2%. We recorded a positive operating cash flow of US$185.2 million and by the end of this fiscal quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.3 billion. Our commitment to promoting our key remaining businesses, as well as cautious investment in our new initiatives will become emerging growth engines that accelerate our recovery and pursuit of profitable growth. We are confident in delivering more value to our customers, society and shareholders in the long term.”

Share Repurchase

On July 26, 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. As of October 25, 2022, the Company accumulatively repurchased an aggregate of approximately 1.6 million ADSs for approximately US$39.6 million from the open market under the share repurchase program.

Financial Results for the First Fiscal Quarter Ended August 31, 2022

Net Revenues

For the first fiscal quarter of 2023, New Oriental reported net revenues of US$744.8 million, representing a 43.1% decrease year over year. The decline was mainly due to the cessation of K-9 academic after-school tutoring services in compliance with the government policies in China.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$666.8 million, representing a 47.8% decrease year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$647.8 million, representing a 47.5% decrease year over year. The decrease was primarily due to the reduction of facilities and number of staff as a result of the restructuring in fiscal year 2022.

•	Cost of revenues decreased by 51.4% year over year to US$312.1 million.

•	Selling and marketing expenses decreased by 40.2% year over year to US$98.7 million.

•

General and administrative expenses for the quarter decreased by 45.4% year over year to US$256.0 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$237.4 million, representing a 44.5% decrease year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 55.9% to US$19.1 million in the first fiscal quarter of 2023.

Operating Income and Operating Margin

Operating income was US$78.0 million, representing a 140.5% increase year over year. Non-GAAP income from operations for the quarter was US$97.0 million, representing a 28.3% increase year over year.

Operating margin for the quarter was 10.5%, compared to 2.5% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 13.0%, compared to 5.8% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$66.0 million, representing a 9.0% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.39 and US$0.38, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$83.7 million, representing a 24.7% decrease year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.49 and US$0.48, respectively.

Cash Flow

Net operating cash flow for the first fiscal quarter of 2023 was approximately US$185.2 million and capital expenditures for the quarter were US$14.0 million.

Balance Sheet

As of August 31, 2022, New Oriental had cash and cash equivalents of US$1,103.9 million. In addition, the Company had US$1,054.7 million in term deposits and US$2,092.3 million in short-term investments.

New Oriental’s deferred revenue balance, which is primarily cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the first quarter of fiscal year 2023 was US$1,012.5 million, a decrease of 30.3% as compared to US$1,453.3 million at the end of the first quarter of fiscal year 2022. The decrease is primarily due to the cessation of K-9 academic after-school tutoring services in compliance with the government policies in China.

Outlook for the Second Quarter of the Fiscal Year 2023

Due to seasonality of some of New Oriental’s major businesses, such as test preparation courses and overseas study consulting services, New Oriental generally records lower revenues in the second quarter of the fiscal year, with revenues typically below those of the first quarter. New Oriental expects total net revenues in the second quarter of the fiscal year 2023 (September 1, 2022 to November 30, 2022) to be in the range of US$601.4 million to US$619.2 million, representing year-over-year decline in the range of 9% to 6%.

The projected increase of revenue in our functional currency Renminbi is expected to be in the range of 1% to 4% for the second quarter of the fiscal year 2023.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 26, 2022, U.S. Eastern Time (8 PM on October 26, 2022, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BIae6908a14257488ebad58ce6d4f7234e. It will automatically direct you to the registration page of “New Oriental FY 2023 Q1 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/hgfrhiuk first. The replay will be available until October 26, 2023.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, online education and other services, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2023, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to effectively and efficiently manage changes of our existing business and new business; our ability to execute our business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; our ability to attract students without a significant increase in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to attract and retain our dedicated and capable faculty and staff, and maintain consistent teaching quality throughout our school network, or service quality throughout our brand; our ability to achieve the benefits we expect from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues, certain cost or expense items as a percentage of our revenues, and our margins; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2022	As of May 31 2022
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,103,872	1,148,637
Term deposits	1,054,686	1,140,066
Short-term investments	2,092,324	1,902,254
Accounts receivable, net	14,880	16,430
Inventory, net	43,933	27,925
Prepaid expenses and other current assets, net	263,196	215,402
Amounts due from related parties, current	11,690	23,245

Total current assets	4,584,581	4,473,959

Restricted cash, non-current	33,240	45,890
Property and equipment, net	373,757	402,690
Land use rights, net	3,491	3,627
Amounts due from related parties, non-current	3,055	3,365
Long-term deposits	27,815	33,409
Intangible assets, net	2,372	2,800
Goodwill, net	69,183	70,803
Long-term investments, net	426,651	437,919
Deferred tax assets, non-current, net	40,316	20,038
Right-of-use assets	451,098	531,102
Other non-current assets	4,309	9,064

Total assets	6,019,868	6,034,666

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	43,433	22,289
Accrued expenses and other current liabilities	432,498	510,264
Income taxes payable	125,338	75,650
Amounts due to related parties	97	226
Deferred revenue	1,012,528	933,062
Operating lease liability, current	154,759	168,623

Total current liabilities	1,768,653	1,710,114

Deferred tax liabilities, non-current	17,609	19,240
Unsecured senior notes	44,150	65,394
Operating lease liabilities, non-current	372,790	446,394

Total long-term liabilities	434,549	531,028

Total liabilities	2,203,202	2,241,142

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,706,082	3,705,506
Non-controlling interests	110,584	88,018

Total equity	3,816,666	3,793,524

Total liabilities and equity	6,019,868	6,034,666

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	744,822	1,308,811

Operating cost and expenses (note 1)
Cost of revenues	312,067	642,041
Selling and marketing	98,744	165,025
General and administrative	256,022	469,312
Total operating cost and expenses	666,833	1,276,378

Operating income	77,989	32,433

Loss from fair value change of investments	(318)	(8,577)
Other income, net	31,898	43,925
Provision for income taxes	(23,343)	(18,979)
Loss from equity method investments	(1,645)	(6,160)
Net income	84,581	42,642

Add: Net (gain)/loss attributable to non-controlling interests	(18,579)	17,888

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	66,002	60,530

Net income per share attributable to New Oriental-Basic (note 2)	0.04	0.04

Net income per share attributable to New Oriental-Diluted (note 2)	0.04	0.04

Net income per ADS attributable to New Oriental-Basic (note 2)	0.39	0.36

Net income per ADS attributable to New Oriental-Diluted (note 2)	0.38	0.36

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	256,022	469,312
Less: Share-based compensation expenses in general and administrative expenses	18,585	41,136

Non-GAAP general and administrative expenses	237,437	428,176

Total operating cost and expenses	666,833	1,276,378
Less: Share-based compensation expenses	19,055	43,177

Non-GAAP operating cost and expenses	647,778	1,233,201

Operating income	77,989	32,433
Add: Share-based compensation expenses	19,055	43,177

Non-GAAP operating income	97,044	75,610

Operating margin	10.5%	2.5%
Non-GAAP operating margin	13.0%	5.8%
Net income attributable to New Oriental	66,002	60,530
Add: Share-based compensation expenses	17,386	42,122
Less: Loss from fair value change of investments	(318)	(8,577)

Non-GAAP net income attributable to New Oriental	83,706	111,229

Net income per ADS attributable to New Oriental- Basic (note 2)	0.39	0.36
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.38	0.36

Non-GAAP net income per ADS attributable to New Oriental—Basic (note 2)	0.49	0.66
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 2)	0.48	0.66

Weighted average shares used in calculating basic net income per ADS (note 2)	1,700,829,829	1,694,796,216
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,702,334,883	1,695,637,661

Non-GAAP net income per share—basic	0.05	0.07
Non-GAAP net income per share—diluted	0.05	0.07

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended August 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(110)	1,174
Selling and marketing	580	867
General and administrative	18,585	41,136

Total	19,055	43,177

Note 2: Each ADS represents ten common shares. For the three months ended August 31, 2021, the weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended August 31
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by/ (used in) operating activities	185,247	(446,513)
Net cash (used in )/ provided by investing activities	(195,296)	179,319
Net cash used in financing activities	(19,993)	(1,081)
Effect of exchange rate changes	(27,373)	(14,512)

Net change in cash, cash equivalents and restricted cash	(57,415)	(282,787)

Cash, cash equivalents and restricted cash at beginning of period	1,194,527	1,632,127

Cash, cash equivalents and restricted cash at end of period	1,137,112	1,349,340